Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

	First Quarter	Fiscal Year
(in thousands, except ratios)	2017	2016	2015	2014	2013	2012
Computation of Earnings:
Income (loss) before income taxes	$(8,108)	$92,712	$99,122	$55,618	$44,244	$53,348
Add:
Interest expense	9,202	34,475	26,905	27,337	27,474	33,104
Amortization of debt premium/discount and expenses	268	1,855	2,011	1,938	1,933	2,242
Interest portion of rent expense	1,436	4,564	2,977	2,523	2,380	1,975
Earnings as adjusted	$2,798	$133,606	$131,015	$87,416	$76,031	$90,669

Computation of Fixed Charges:
Interest expense	$9,202	$34,475	$26,905	$27,337	$27,474	$33,104
Capitalized interest	133	489	348	173	177	111
Amortization of debt premium/discount and expenses	268	1,855	2,011	1,938	1,933	2,242
Interest portion of rent expense	1,436	4,564	2,977	2,523	2,380	1,975
Fixed charges	$11,039	$41,383	$32,241	$31,971	$31,964	$37,432

Ratio of Earnings to Fixed Charges	(A)	3.23	4.06	2.73	2.38	2.42

(A)The ratio of earnings to fixed charges was less than 1.00 for the first quarter of 2017. The deficiency in the ratio of earnings to fixed charges was $8.2 million.